Mff



13030706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 22 2013
Washington DC
401

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N. 16th St. Ste 110
(No. and Street)

Phoenix	Arizona	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Hilby (602) 508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/06/2016

Signature

CEO/ Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilby Wilson, Inc.
(An Arizona Close Corporation)

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012


StarkSchenkein, LLP

Hilby Wilson, Inc.
(An Arizona Close Corporation)

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Table of Contents

	Page
Report of Independent Auditor	2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c-3	10
Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	11-12
Independent Auditors' Report on SIPC Annual Assessment Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission	13


StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report

Board of Directors
Hilby Wilson, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hilby Wilson, Inc. (the "Company") as of December 31, 2012, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilby Wilson, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 8, 2013

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	13,604
Accounts receivable - related party		5,500
	$	19,104

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities	$	2,600
Accounts payable - related party		4,500
		7,100
Stockholders' Equity		
Captial		500
Additional paid-in capital		6,114
Retained earnings		5,390
		12,004
	$	19,104

The accompanying notes are an integral part of these financial statements.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Statement of Operations
For the year ended December 31, 2012

REVENUES	$ 6,000
EXPENSES	
Professional fees	7,245
License and registration fees	2,531
Other operating expenses	6,159
Total expenses	15,935
NET LOSS	$ (9,935)

The accompanying notes are an integral part of these financial statements.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Statement of Stockholders' Equity
December 31, 2012

	Capital	Additional Paid-in Capital	Retained Earnings	Total
January 1, 2012	$ 500	$ 6,114	$ 15,325	$ 21,939
Net loss	-	-	(9,935)	(9,935)
December 31, 2012	$ 500	$ 6,114	$ 5,390	$ 12,004

The accompanying notes are an integral part of these financial statements.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Statement of Cash Flows
For the year ended December 31, 2012

OPERATING ACTIVITIES		
Net loss	$	(9,935)
Changes in:		
Accounts receivable - related party		(5,500)
Accrued liabilities		(1,400)
Accounts payable - related party		4,500
Net cash (used in) operating activities		(12,335)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(12,335)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		25,939
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	13,604
SUPPLEMENTAL CASHFLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	50

The accompanying notes are an integral part of these financial statements.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Compliance fees are recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $6,504, which was greater than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 109% at December 31, 2012.

NOTE 3 RELATED PARTIES

The Company received compliance fees from a related corporation for the Companies' efforts in introducing investors to various projects. For the year ended December 31, 2012, the Company received $6,000 from this related corporation. The Company has an affiliate expense agreement with Tierra Associates, Ltd. to pay monthly fees of $500 for rent, utilities, and office expenses.

Rent and related expenses for 2012 totaled $6,000.

NOTE 4 INCOME TAXES

For the year ended December 31, 2012, the Company incurred net operating losses and, accordingly, no provision for Federal income taxes has been recorded, Arizona has a $50 minimum income tax even when companies have a loss. At December 31, 2012, the Company had approximately $21,849 of federal and state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2029 for federal purposes and in 2013 for Arizona purposes. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable.

NOTE 5 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which require disclosure.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Schedule I - Computation of Net Capital under Rule 15c3-1
December 31, 2012

Stockholders' equity	$	12,004
Less: Total non-allowable assets		5,500
Net Capital	$	6,504
Aggregate indebtedness - items included in financial statements	$	7,100
Basic net capital requirement	$	5,000
Excess net capital	$	1,504
Ratio aggregate indebtedness to net capital		109.16%

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form

Hilby Wilson, Inc.
(A Close Arizona Corporation)
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Board of Directors
Hilby Wilson, Inc.

In planning and performing our audit of the financial statements of Hilby Wilson, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 8, 2013



Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors
Hilby Wilson, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hilby Wilson, Inc. ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, trial balances, and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stark Schenkein, LLP
Denver, Colorado
February 8, 2013

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021920 FINRA DEC
HILBY WILSON INC 19*19
4531 N 16TH ST STE 110
PHOENIX AZ 85016-5344

Amended #2

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

2. A. General Assessment (item 2e from page 2) $ 15.00

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (108 —)

D. Assessment balance due or (overpayment) 15.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (93.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(93.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hilby Wilson Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 31 day of December, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amended #2

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.
2a Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030) $ 6,000

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities

(7) Net loss from securities in investment accounts

Total additions

2c Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

d. SIPC Net Operating Revenues $ 6,000

e. General Assessment @ .0025 $ 15.00
(to page 1, line 2.A.)